UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

monday.com Ltd.

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

M7S64H106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64H106
1.	Names of Reporting Persons Sonnipe Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,157,868 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 4,157,868 shares
	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,157,868 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Percentage ownership is calculated based on 48,277,499 Ordinary Shares outstanding as of May 31, 2023, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 26, 2023.

Item 1.

	(a)	Name of Issuer monday.com Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 6 Yitzhak Sadeh Street Tel Aviv, 6777506 Israel

Item 2.

	(a)	Name of Person Filing Sonnipe Limited
	(b)	Address of Principal Business Office or, if none, Residence Peveril Buildings, Peveril Square, Douglas, Isle of Man, IM99 1RZ
	(c)	Citizenship Isle of Man
	(d)	Title of Class of Securities Ordinary Shares, no par value per share (“Ordinary Shares”)
	(e)	CUSIP Number M7S64H106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2023:
	(a)	Amount beneficially owned: See Row 9 of cover page for Reporting Person
	(b)	Percent of class: See Row 11 of cover page for Reporting Person
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Sonnipe Limited

By:	Amber Management Limited
its	Director

By:	/s/ Dawn Harris
	Name:	Dawn Harris
	Title:	Director, for and on behalf of Amber Management Limited

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).